Exhibit 99.1

PRESS RELEASE
February 19, 2016
Eksportfinans’ financial results for 2015
Whereas net interest income decreased in 2015 due to a lower level of interest generating assets, the profit for the year was positively affected by extraordinary income. Entering 2016 the company has a solid capital base and a good liquidity situation.
Net interest income was NOK 374 million for 2015, compared to NOK 461 million for 2014. The reduction was primarily due to the lower level of interest generating assets.
Profit, excluding unrealized gains and losses on financial instruments and excluding realized losses hedged by the Portfolio Hedge Agreement, amounted to NOK 172 million for 2015, compared to NOK 130 million for 2014. The profit was positively affected by extraordinary income in the three first quarters of the year.
Comprehensive income according to IFRS was negative NOK 351 million for 2015, compared to negative NOK 4,315 million for 2014. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt. This effect decreased in 2015 due to lower remaining volumes of previously unrealized gains.
Total assets amounted to NOK 65 billion at December 31, 2015, compared to NOK 86 billion at December 31, 2014. The reduction was in line with expectations and is due to the limitations on new lending business as well as repayments on the current debt portfolios.
The core capital ratio was 36.5 percent at December 31, 2015, compared to 24.3 percent at December 31, 2014. At year-end 2015 the company had liquidity reserves totaling NOK 27 billion.
Eksportfinans’ financial reports and other information are available on www.eksportfinans.no.
For further information, please contact:
President and CEO, Geir Bergvoll:
tel: +47 913 15 485
e-mail: gbv@eksportfinans.no
EVP Director of staff / communications, Elise Lindbæk:
tel: +47 905 18 250
e-mail: el@eksportfinans.no
EVP Chief Financial Officer, Geir Ove Olsen:
tel: +47 900 92 326
e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA
Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2016 total assets amounted to approximately NOK 65 billion. The company is staffed by highly skilled individuals and is located in Dronning Maud’s gate (Vika) in central Oslo.
For more information about Eksportfinans, please refer to www.eksportfinans.com
Forward-looking statements
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.